FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS THIRD QUARTER RESULTS; KONA DEPLETIONS UP 9% IN THIRD QUARTER AND 10% YEAR TO DATE

Third quarter financial results reflect continued robust performance for Kona and strong improvements in CBA’s overall business fundamentals

Portland, Ore. (Nov. 8, 2017) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced financial results for the third quarter ended September 30, 2017. Third quarter results include continued robust depletion growth for Kona, as well as strong EPS performance driven by improving fundamentals, including revenue per barrel growth, gross margin expansion, and ongoing tighter management of Selling, General & Administrative (SG&A) expenses.

Kona Continues to Outpace Across Segments
Against a backdrop of intensifying market pressure and competition, Kona continued to outperform all segments of the beer market, growing depletions by 9% in the third quarter and 10% year to date. As the cornerstone of CBA’s “Kona Plus” portfolio strategy, Kona’s strong brand identity and distinctive island-inspired beers resonate with consumers - from its home market of Hawaii, where Kona has grown 8% year to date, to around the world as evidenced by Kona’s continued double-digit international shipment growth. Kona flagship Big Wave Golden Ale delivered 15% depletions growth in the third quarter, driving a 25% increase in depletions year-to-date, and Hanalei Island IPA, Kona’s latest national beer launched earlier this year, remains a top seller in its category and a top 10 new craft brand nationally.

Strong Improvements in Business Fundamentals
Our progress strengthening CBA’s business fundamentals accelerated in the third quarter. Net sales grew 3% compared to the same period last year, driven by stronger revenue management as reflected in improved revenue per barrel. Gross profit increased by 14%, and gross margin expanded by 350 basis points to 34.2% over the same period last year, as a result of higher revenue per barrel and brewery optimization efforts, including the shutdown of our Woodinville brewery, expansion of production in Fort Collins, and operational efficiencies in our largest-volume brewery in Portland. With ongoing cost control management, we continued to invest in the Kona brand, contributing to an increase of 30 basis points in SG&A expense.

Substantive Progress Leveraging AB Agreements
We continued to leverage our recent agreements with Anheuser-Busch (“AB”). Building on the successful launch of our contract brewing partnership earlier this year, we expanded CBA brewing volumes in AB’s Fort Collins brewery. Additionally, as previously discussed, we continued working with AB on a deliberate and strategic approach to grow Kona internationally, which included the pilot distribution of Kona beers in key global beer markets. In 2018, we anticipate enhanced performance as a result of inclusion of our brands in AB’s wholesaler planning process.

Clarifying Year-End Expectations
Based on our third quarter and year-to-date results, we are revising and tightening certain aspects of our 2017 guidance to provide more clarity around our expectations for the full year. We expect to deliver full-year revenue growth of 3.5% to 5%, underpinned by healthy increases in pricing and changes in mix, as well as previously disclosed recurring AB international distribution payments and a one-time contract brewing shortfall fee. We are revising our estimates for depletions, which we expect will range between flat and a decrease of 2%, as well as for shipments, which we estimate will range between a decrease of 2% and a decrease of 4%. Additionally, we expect gross margin to come in at the mid to high end of guidance and SG&A to be at the low end of the range. Further, we have narrowed the range for capital expenditures.

Third quarter and year-to-date 2017 financial highlights:

•
Overall depletions decreased 2% for the quarter and 1% year to date, compared to the same periods last year, while depletions for Kona maintained strong growth, increasing 9% in the third quarter and 10% year to date.

•	Shipments were relatively flat in the third quarter and down 3% year to date, compared to the same periods last year.

•
Net sales increased 3% to $56.6 million in the third quarter and 3% to $161.5 million year to date over the comparable periods in 2016, primarily attributed to increases in average unit pricing and brand mix, alternating proprietorship sales, and, in the nine-month period, the benefit of international distribution fees earned from AB. The increases were partially offset by decreases in our brewpub sales and, in the nine-month period, a decrease in our shipment volumes as a result of previously discussed efforts to reduce inventory levels.

•
Third quarter gross profit increased by 14%, to $19.4 million, over the third quarter in 2016. Year-to-date gross profit increased by 9%, to $50.4 million, compared to the same period last year, driven by pricing and brand mix, the AB international distribution payment, a one-time contract brewing shortfall fee, and overall improvements in cost of goods sold.

◦
Third quarter gross margin increased by 350 basis points to 34.2% compared to the third quarter of 2016, driven by a 460-basis point expansion in beer gross margin through improved cost of goods sold and healthy pricing, offset by lower pub gross margin.

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Year-to-date gross margin increased by 170 basis points to 31.2% compared to the same period in 2016, reflecting favorability in recurring non-operational benefits, including the AB international distribution payment, and one-time contract brewing shortfall fee, partially offset by lower cost absorption and a decrease in pub foot traffic.

•	SG&A for the third quarter was $16.3 million, a 3% increase over the third quarter of 2016, and $47.4 million year to date, a 2% increase over the same period last year.

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The third quarter increase primarily reflects increased in-market promotional costs, as well as costs related to the reorganization of our IT resources, partially offset by a decrease in general and administrative costs.

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The increase in year-to-date SG&A expense is primarily due to increases in employee benefit-related costs, professional fees, and the reorganization of our IT resources, partially offset by the timing of creative and media spend.

•
Diluted net income per share was $0.09 for the third quarter, an increase of $0.06 over the third quarter in 2016. For the year-to-date period, diluted net income per share was $0.09, an increase of $0.11 over the same period last year.

“We feel really good about our third quarter results across a number of dimensions -- be that in terms of our performance in the context of a fiercely competitive market, our absolute performance relative to last year, and our performance relative to our peers,” said Andy Thomas, chief executive officer, CBA. “Kona continues to distinguish itself with bright prospects for the future, our business fundamentals continue to improve, and our relationship with AB is providing ever greater value to our stakeholders.”

Updated financial guidance for full-year 2017:

•
Average price increases of 1% to 2% are unchanged and do not reflect the recurring AB international distribution payments or the one-time contract brewing shortfall fee that will be recognized in the fourth quarter.

•	Depletions are now expected to range between a decrease of 2% and flat compared to last year.

•
Shipments are now expected to range between a decrease of 4% and a decrease of 2%, primarily reflecting our decision to focus the remainder of the year on maximizing our owned brand portfolio, led by Kona, alongside our existing partner portfolio, including Appalachian Mountain Brewery, Cisco Brewers, and Wynwood Brewing Co., and to not bring on additional partners at this time.

•	Total gross margin remains in the range of 30.5% to 32.5%, and we expect to be at the mid to higher end of the range.

•
SG&A ranging from $61 million to $63 million, reflecting an increase in marketing spend and SG&A cost optimization. As we leverage investments made in prior years and seek to improve efficiencies, we expect to be at the lower end of the range.

•
Our capital expenditure range has been narrowed and is expected to be approximately $18 million to $20 million, reflecting continued work on previously disclosed projects, including the new Kona brewery and the Redhook brewpub in Seattle.

“CBA’s third quarter revenue growth, improved cost management, and operational efficiencies have contributed to our solid year-to-date results. Despite adjusting guidance ranges in some areas to reflect the dynamic market in which we operate, we remain confident in delivering EPS performance well ahead of last year,” said Joe Vanderstelt, chief financial officer, CBA.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions for the future, including depletions, shipments and sales growth, price increases, lower inventory levels, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2016. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
CBA is an independent craft brewing company that brews, brands, and brings to market world-class American craft beers.

Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with strong regional breweries and innovative lifestyle brands Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

Contact: Jenny McLean Director of Communications Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Sales	$60,040	$58,660	$171,010	$166,747
Less excise taxes	3,402	3,457	9,520	10,044
Net sales	56,638	55,203	161,490	156,703
Cost of sales	37,254	38,229	111,108	110,514
Gross profit	19,384	16,974	50,382	46,189
As percentage of net sales	34.2%	30.7%	31.2%	29.5%
Selling, general and administrative expenses	16,328	15,876	47,357	46,348
Operating income (loss)	3,056	1,098	3,025	(159)
Interest expense	(179)	(186)	(533)	(520)
Other income (expense), net	(59)	7	(46)	19
Income (loss) before income taxes	2,818	919	2,446	(660)
Income tax provision (benefit)	1,067	367	758	(264)
Net income (loss)	$1,751	$552	$1,688	$(396)

Basic and diluted net income (loss) per share	$0.09	$0.03	$0.09	$(0.02)
Weighted average shares outstanding:
Basic	19,296	19,244	19,278	19,213
Diluted	19,443	19,343	19,401	19,213
Total shipments (in barrels):
Core Brands	205,200	202,100	572,600	583,500
Contract Brewing	2,700	6,300	13,700	20,500
Total shipments	207,900	208,400	586,300	604,000
Change in depletions (1)	(2)%	0%	(1)%	0%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30,
	2017	2016
Current assets:
Cash and cash equivalents	$405	$410
Accounts receivable, net	28,894	23,742
Inventory, net	17,659	20,906
Assets held for sale	23,462	—
Other current assets	1,372	2,029
Total current assets	71,792	47,087
Property, equipment and leasehold improvements, net	106,380	122,347
Goodwill	12,917	12,917
Intangible, equity method investment and other assets, net	20,925	19,548
Total assets	$212,014	$201,899
Current liabilities:
Accounts payable	$25,088	$18,253
Accrued salaries, wages and payroll taxes	6,170	5,858
Refundable deposits	5,477	6,804
Other accrued expenses	7,587	1,943
Current portion of long-term debt and capital lease obligations	1,731	1,312
Total current liabilities	46,053	34,170
Long-term debt and capital lease obligations, net of current portion	23,527	29,020
Other long-term liabilities	19,996	19,821
Total common shareholders' equity	122,438	118,888
Total liabilities and common shareholders' equity	$212,014	$201,899

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$1,688	$(396)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,904	8,056
Loss on sale or disposal of Property, equipment and leasehold improvements	164	16
Deferred income taxes	(168)	174
Other, including stock-based compensation	1,851	655
Changes in operating assets and liabilities:
Accounts receivable, net	(4,886)	(4,816)
Inventories	1,371	(2,902)
Other current assets	1,124	410
Accounts payable and other accrued expenses	13,096	736
Accrued salaries, wages and payroll taxes	1,203	389
Refundable deposits	(884)	545
Net cash provided by operating activities	22,463	2,867
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(16,170)	(12,206)
Proceeds from sale of Property, equipment and leasehold improvements	95	8
Expenditures for long-term deposits	—	(925)
Investment in Wynwood	(2,101)	—
Net cash used in investing activities	(18,176)	(13,123)
Cash flows from financing activities:
Principal payments on debt and capital lease obligations	(483)	(477)
Net borrowings (repayments) under revolving line of credit	(3,922)	10,138
Proceeds from issuances of common stock	98	172
Tax payments related to stock-based awards	(17)	(78)
Net cash provided by (used in) financing activities	(4,324)	9,755
Decrease in Cash and cash equivalents	(37)	(501)
Cash and cash equivalents, beginning of period	442	911
Cash and cash equivalents, end of period	$405	$410

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve-Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	September 30,
	2017	2016	Change		% Change
Net sales	$207,294	$205,942	$1,352		0.7%
Gross profit	$63,792	$61,674	$2,118		3.4%
As percentage of net sales	30.8%	29.9%	90	bps
Selling, general and administrative expenses	60,233	59,567	666		1.1%
Operating income	$3,559	$2,107	$1,452		68.9%

Net income	$1,764	$863	$901		104.4%

Basic and diluted net income per share	$0.09	$0.04	$0.05		125.0%
Total shipments (in barrels):
Core Brands	738,000	772,600	(34,600)		(4.5)%
Contract Brewing	19,900	29,200	(9,300)		(31.8)%
Total shipments	757,900	801,800	(43,900)		(5.5)%
Change in depletions (1)	(2)%	0%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income (loss)	$1,751	$552	$1,688	$(396)
Interest expense	179	186	533	520
Income tax provision (benefit)	1,067	367	758	(264)
Depreciation expense	2,371	2,651	7,709	7,926
Amortization expense	65	43	195	130
Stock-based compensation	391	333	945	642
Loss on disposal of assets	18	7	164	16
Adjusted EBITDA	$5,842	$4,139	$11,992	$8,574

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock-based compensation and other non-cash charges, including net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.
As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by (used in) operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).